April 23, 2021

VIA EDGAR CORRESPONDENCE

Christina DiAngelo Fettig

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Dodge & Cox Funds
(File Nos. 2-11522; 811-173)

Dear Ms. Fettig:

This response letter is being filed on behalf of the Dodge & Cox Stock Fund, the Dodge & Cox Global Stock Fund, the Dodge & Cox International Stock Fund, the Dodge & Cox Balanced Fund, the Dodge & Cox Income Fund, and the Dodge & Cox Global Bond Fund (the "Funds"), each a series of Dodge & Cox Funds, to oral comments received by conference call on March 26, 2021 (the "Comments") from the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") with respect to the 2020 Annual Reports of the Funds filed with the Commission on Form N-CSR on March 1, 2021. Your comments and our responses thereto are set forth below.

1.COMMENT: In future filings, if derivatives had a material impact on performance, please discuss in the "Management Discussion of Fund Performance" section.

RESPONSE: For the year ended December 31, 2020, derivatives did not materially impact performance for any Dodge & Cox Fund. If derivatives materially impact fund performance during future reporting periods, the Funds will include discussion in the "Management Discussion of Fund Performance" section in future filings.

2.COMMENT: In future filings, in the Notes to Financial Statements, please indicate the purpose of the Funds' derivatives investments during the reporting period.

RESPONSE: The Funds will include this disclosure, if applicable, in future ﬁnancial statements.

3.COMMENT: In future filings, in the Statement of Investments, please disclose the class of shares held of any other fund, including short-term investments in money market funds.

RESPONSE: As of December 31, 2020, the Funds held shares of State Street Institutional U.S. Government Money Market Fund, the share class of which was the "Premier Class." The Funds will include the class of shares held of another fund, if applicable, in future ﬁnancial statements.

4.COMMENT: For the Dodge & Cox Global Bond Fund, in the Statement of Assets and Liabilities, Regulation S-X Article 4-08(m) requires separate disclosure of repurchase agreements if greater than 10% of total assets. Disclose separately in future filings.

RESPONSE: The Funds will separately disclose repurchase agreements in future ﬁnancial statements, if they constitute more than 10% of total assets, as required by Regulation S-X.

5.COMMENT: In future filings, in the Notes to the Financial Statements, disclose the accounting policy around the treatment of expenses related to European Union tax reclaim activity (e.g., professional fees). Also, consider as a best practice disclosing any reclaim receivables separately in the financial statements or the Notes to Financial Statements.

RESPONSE: The Funds will include disclosure of their accounting policy for treatment of expenses related to EU tax reclaim receivables in future ﬁnancial statements.

The Funds will consider including additional disclosure of the amount of EU tax reclaim receivables, if any, in future financial statements.

6.COMMENT: In future filings, in the Income Tax section of the Notes to Financial Statements, if applicable, please consider disclosing the amount of capital loss carryforwards utilized during the period and the expiration dates of any unused capital loss carryforwards. You need not make a clarifying statement if a fund did not use any capital loss carryforwards or if there are no applicable expiration dates.

RESPONSE: For the year ended December 31, 2020, the Funds did not utilize any capital loss carryforwards and none of any unused capital loss carryforwards are subject to expiration. The Funds will include the recommended disclosure, if applicable, in future ﬁnancial statements.

7.COMMENT: In the Income Tax section of the Notes to Financial Statements for the Dodge & Cox Global Stock Fund, Dodge & Cox International Stock Fund, and Dodge & Cox Global Bond Fund, how does the components of distributable earnings disclosure tie back to the distributable earnings reported on the Statement of Assets and Liabilities?

RESPONSE: The tax-basis components of distributable earnings consists of undistributed ordinary income, undistributed long-term capital gain or capital loss carryforward, and unrealized appreciation (depreciation), the sum of which is reported as distributable earnings on the Statement of Assets and Liabilities. Note as of December 31, 2020, the unrealized appreciation of distributable earnings for the Dodge & Cox Global Stock Fund, Dodge & Cox International Stock Fund and Dodge & Cox Global Bond Fund was $2,113,354,166; $5,454,948,229; and $54,905,613, respectively. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codiﬁcation (ASC) 946-20-50-12, the Funds will include all of the tax-basis components of distributable earnings as of the most recent tax year end in future ﬁnancial statements.

8.COMMENT: The audit opinion for the Dodge & Cox Balanced Fund refers to a subsidiary in the first paragraph – was this in error?

RESPONSE: The audit opinion for the Dodge & Cox Balanced Fund inadvertently included the phrase "and its subsidiary" in its first sentence as the result of a clerical error. We will ensure that this misstatement is not repeated in future filings, but do not intend to file a corrected Form N-CSR for December 31, 2020, as we do not consider the inclusion of "and its subsidiary" to be material.

Please contact me at (415) 248-9839 if you have any questions.

Sincerely,

/s/ Shelly Chu

Shelly Chu

Treasurer

Dodge & Cox Funds

3